News release
August 25, 2009

NOT FOR DISTRIBUTION IN THE REPUBLIC OF KOREA, JAPAN, CANADA, THE PEOPLE’S REPUBLIC OF CHINA, THE UNITED KINGDOM OR THE EUROPEAN ECONOMIC AREA

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described below, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A registration statement on Form F-3 relating to the offering of the securities described below (the “Registration Statement”) and a prospectus supplement to the prospectus contained in the Registration Statement has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering of the securities described below in the United States will be made by means of the prospectus contained in the Registration Statement and one or more prospectus supplements thereto.

You may obtain copies of the prospectus contained in the Registration Statement and the prospectus supplement(s) thereto, free of charge, from: (i) Goldman, Sachs & Co., Attn: Nondi Blanks / Prospectus Department, DG3 / Diversified Global Graphics Group, 100 Burma Road, Jersey City, NJ 07305, USA; and (ii) Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, 180 Varick Street, New York, NY 10014, USA.

A revised registration statement relating to the securities described below to be offered in Korea was filed with the Financial Services Commission of Korea and became effective on August 15, 2009.

KB Financial Group Announces Final ADS Subscription Price for Rights Offering

On August 25, 2009, KB Financial Group Inc. (“KB Financial Group”) announced the final subscription price for the new American Depositary Shares (“ADSs”) to be issued in connection with its rights offering of 30,000,000 new common shares (directly or in the form of ADSs), which was determined to be approximately US$29.95 per new ADS. The final ADS subscription price is the U.S. dollar equivalent of the final share subscription price of Won 37,250 per new share, based on the exchange rate of Won 1,243.8 per U.S. dollar.